IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2024 and for the six and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 82, beginning on July 1st, 2024.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 748,297,907 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 7,483.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate and agricultural activities.

Direct interest of the Parent Company on the capital stock: 412,158,780 common shares.

Percentage of votes of the Parent Company (direct interest) on the shareholders’ equity: 55.77% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Argentine Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	748,297,907	7,483

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) As of December 31, 2024, the capital increase and the issuance of shares resolved by the board of directors on December 19, 2024, was in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Index

Glossary  1
Unaudited Condensed Interim Consolidated Statement of Financial Position  2
Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income 3
Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity  4
Unaudited Condensed Interim Consolidated Statement of Cash Flows  6
Notes to the Unaudited Condensed Interim Consolidated Financial Statements:
 Note 1 – The Group’s business and general information  7
 Note 2 – Summary of significant accounting policies  7
 Note 3 – Seasonal effects on operations  9
 Note 4 – Acquisitions and disposals  9
 Note 5 – Financial risk management and fair value estimates  10
 Note 6 – Segment information  10
 Note 7 – Investments in associates and joint ventures  12
 Note 8 – Investment properties  14
 Note 9 – Property, plant and equipment  16
 Note 10 – Trading properties  16
 Note 11 – Intangible assets  17
 Note 12 – Right-of-use assets and lease liabilities  17
 Note 13 – Financial instruments by category  18
 Note 14 – Trade and other receivables  20
 Note 15 – Cash flow and cash equivalent information  21
 Note 16 – Trade and other payables  22
 Note 17 – Borrowings  22
 Note 18 – Provisions  23
 Note 19 – Taxes  24
 Note 20 – Revenues  25
 Note 21 – Expenses by nature  25
 Note 22 – Costs  25
 Note 23 – Other operating results, net  26
 Note 24 – Financial results, net  26
 Note 25 – Related party transactions  26
 Note 26 – CNV General Resolution N° 622  29
 Note 27 – Foreign currency assets and liabilities  29
 Note 28 – Other relevant events of the period  30
 Note 29 – Subsequent events  31

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2024
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CSJN	Supreme Court of Justice of the Nation (Argentina)
CNV	Securities Exchange Commission (Argentina)
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
INDEC	Argentine Institute of Statistics and Census
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
MEP	Electronic Payment Market
NIS	New Israeli Shekel
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
Tandanor	Tandanor S.A.C.I. y N.
VAM	Vista al Muelle S.A.
Zetol	Zetol Ltd.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of December 31, 2024 and June 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)

	Note	12.31.2024	06.30.2024
ASSETS
Non-current assets
Investment properties	8	1,868,304	2,062,597
Property, plant and equipment	9	45,261	44,284
Trading properties	10, 22	22,110	23,661
Intangible assets	11	64,279	78,241
Right-of-use assets	12	6,323	12,933
Investments in associates and joint ventures	7	178,132	156,712
Deferred income tax assets	19	5,840	7,383
Income tax credit		24	13
Trade and other receivables	13, 14	33,375	41,424
Investments in financial assets	13	6,823	12,346
Derivative financial instruments	13	-	68
Total non-current assets		2,230,471	2,439,662
Current assets
Trading properties	10, 22	355	498
Inventories	22	1,180	1,308
Income tax credit		193	1,302
Trade and other receivables	13, 14	83,543	92,301
Investments in financial assets	13	149,404	146,162
Derivative financial instruments	13	1	-
Cash and cash equivalents	13	36,659	34,277
Total current assets		271,335	275,848
TOTAL ASSETS		2,501,806	2,715,510
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		1,156,469	1,306,592
Non-controlling interest		80,071	89,386
TOTAL SHAREHOLDERS’ EQUITY		1,236,540	1,395,978
LIABILITIES
Non-current liabilities
Borrowings	13, 17	224,270	224,518
Lease liabilities	12	3,254	10,972
Deferred income tax liabilities	19	583,942	679,023
Trade and other payables	13, 16	48,107	46,414
Provisions	18	25,327	25,461
Salaries and social security liabilities		119	136
Total non-current liabilities		885,019	986,524
Current liabilities
Borrowings	13, 17	227,017	219,741
Lease liabilities	12	937	2,291
Trade and other payables	13, 16	86,648	88,048
Income tax liabilities		51,734	8,111
Provisions	18	4,088	4,463
Derivative financial instruments	13	6	5
Salaries and social security liabilities		9,817	10,349
Total current liabilities		380,247	333,008
TOTAL LIABILITIES		1,265,266	1,319,532
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,501,806	2,715,510

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)

		Six months		Three months
	Note	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Revenues	20	212,141	220,936	115,054	118,375
Costs	21, 22	(81,207)	(71,331)	(46,143)	(37,957)
Gross profit		130,934	149,605	68,911	80,418
Net (loss) / gain from fair value adjustment of investment properties	8	(233,073)	300,126	10,528	(41,333)
General and administrative expenses	21	(28,299)	(31,509)	(16,303)	(16,222)
Selling expenses	21	(9,688)	(12,468)	(4,989)	(7,093)
Other operating results, net	23	(9,658)	(1,520)	(5,287)	(139)
(Loss) / profit from operations		(149,784)	404,234	52,860	15,631
Share of profit of associates and joint ventures	7	24,777	43,393	15,960	35,992
(Loss) / profit before financial results and income tax		(125,007)	447,627	68,820	51,623
Finance income	24	1,615	10,383	835	9,120
Finance costs	24	(25,224)	(32,901)	(12,646)	(19,144)
Other financial results	24	66,196	(73,764)	42,764	(65,890)
Inflation adjustment	24	6,999	67,525	2,413	49,172
Financial results, net		49,586	(28,757)	33,366	(26,742)
(Loss) / profit before income tax		(75,421)	418,870	102,186	24,881
Income tax expense	19	34,450	(112,666)	(25,368)	23,691
(Loss) / profit for the period		(40,971)	306,204	76,818	48,572
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates (i)		(1,404)	(9,660)	(867)	(8,540)
Total other comprehensive loss for the period		(1,404)	(9,660)	(867)	(8,540)
Total comprehensive (loss) / income for the period		(42,375)	296,544	75,951	40,032

(Loss) / profit for the period attributable to:
Equity holders of the parent		(39,773)	295,155	74,355	51,004
Non-controlling interest		(1,198)	11,049	2,463	(2,432)

Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(40,790)	284,467	73,645	41,402
Non-controlling interest		(1,585)	12,077	2,306	(1,370)

(Loss) / profit per share attributable to equity holders of the parent: (ii)
Basic		(54.19)	395.12	101.30	68.28
Diluted		(54.19) (iii)	395.65	87.99	68.37

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2024.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (v)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2024	7,181	234	396,788	26,771	579,483	(12,484)	58,070	224,666	9,166	16,717	1,306,592	89,386	1,395,978
Net loss for the period	-	-	-	-	-	-	-	-	-	(39,773)	(39,773)	(1,198)	(40,971)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(1,017)	-	(1,017)	(387)	(1,404)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	(1,017)	(39,773)	(40,790)	(1,585)	(42,375)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	-	(21,052)	21,052	-	-	-
Repurchase of treasury shares (iii)	(115)	115	-	-	-	-	-	-	(16,945)	-	(16,945)	-	(16,945)
Warrants exercise (ii)	68	-	4	(1,806)	4,037	-	-	-	-	-	2,303	-	2,303
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	130	130
Dividend distribution (iv)	-	-	-	-	-	-	-	-	(94,676)	-	(94,676)	(7,875)	(102,551)
Distribution of treasury shares (iv)	256	(256)	-	-	-	(43,055)	-	-	43,055	-	-	-	-
Reserve for share-based payments	-	-	-	-	-	(68)	-	-	68	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(15)	-	(15)	15	-
Balance as of December 31, 2024	7,390	93	396,792	24,965	583,520	(55,607)	58,070	224,666	(81,416)	(2,004)	1,156,469	80,071	1,236,540

(i) Includes ARS 49 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30,2024.
(ii) As of December 31, 2024, the remaining warrants to exercise amount to 70,562,502. See Note 28 to these Financial Statements.
(iii) Related to the Shares Buyback Programs approved by the Board on July 11, 2024. As of December 31, 2024 the Company has bought 11,541,885 shares. See Note 28 to these Financial Statements.
(iv)  See Note 28 to these Financial Statements.
(v) Group´s other reserves for the period ended December 31, 2024 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2024	(32,566)	88,374	(3,531)	70,349	(113,460)	9,166
Other comprehensive loss for the period	-	-	(1,017)	-	-	(1,017)
Total comprehensive loss for the period	-	-	(1,017)	-	-	(1,017)
Assignment of results according to Shareholders´ Meeting	-	-	-	(21,052)	-	(21,052)
Repurchase of treasury shares	(16,945)	-	-	-	-	(16,945)
Dividend distribution	-	(47,338)	-	(47,338)	-	(94,676)
Distribution of treasury shares	43,055	-	-	-	-	43,055
Reserve for share-based payments	67	-	-	-	1	68
Reallocation of reserves	-	(41,036)	-	41,036	-	-
Changes in non-controlling interest	-	-	-	-	(15)	(15)
Balance as of December 31, 2024	(6,389)	-	(4,548)	42,995	(113,474)	(81,416)

(1) Includes revaluation surplus.

 The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

. Alejandro G. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	396,768	28,198	576,150	2,258	45,165	224,666	52,949	308,895	1,642,413	100,500	1,742,913
Net profit for the period	-	-	-	-	-	-	-	-	-	-	295,155	295,155	11,049	306,204
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(10,688)	-	(10,688)	1,028	(9,660)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(10,688)	295,155	284,467	12,077	296,544
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	12,905	-	47,938	(60,843)	-	-	-
Repurchase of treasury shares	(168)	-	168	-	-	-	-	-	-	(12,803)	-	(12,803)	-	(12,803)
Warrants exercise	4	-	-	-	(136)	293	-	-	-	-	-	161	-	161
Issuance of shares	6,640	(6,553)	(87)	-	-	-	(8,384)	-	-	8,384	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	73	73
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(197,261)	(197,261)	(5,377)	(202,638)
Reserve for share-based payments	1	-	(1)	-	-	-	(113)	-	-	113	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(17)	-	(17)	17	-
Balance as of December 31, 2023	7,276	-	92	396,768	28,062	576,443	(6,239)	58,070	224,666	85,876	345,946	1,716,960	107,290	1,824,250

(i) Includes ARS 28 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30,2024.
(ii) Group’s other reserves for the period ended December 31, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(14,952)	40,433	847	140,026	(113,405)	52,949
Other comprehensive loss for the period	-	-	(10,688)	-	-	(10,688)
Total comprehensive loss for the period	-	-	(10,688)	-	-	(10,688)
Assignment of results according to Shareholders´ Meeting	-	47,938	-	-	-	47,938
Repurchase of treasury shares	(12,803)	-	-	-	-	(12,803)
Issuance of shares	8,384	-	-	-	-	8,384
Reserve for share-based payments	118	-	-	-	(5)	113
Changes in non-controlling interest	-	-	-	-	(17)	(17)
Balance as of December 31, 2023	(19,253)	88,371	(9,841)	140,026	(113,427)	85,876

(1) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the six-month periods ended December 31, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)

	Note	12.31.2024	12.31.2023
Operating activities:
Net cash generated from operating activities before income tax paid	15	85,510	78,661
Income tax paid		(6,292)	(5,612)
Net cash generated from operating activities		79,218	73,049
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(31)	-
Acquisition and improvements of investment properties		(19,402)	(7,125)
Proceeds from sales of investment properties		6,545	55,876
Acquisitions and improvements of property, plant and equipment		(2,607)	(1,864)
Proceeds from sales of property, plant and equipment		-	4
Acquisitions of intangible assets		(1,483)	(340)
Dividends collected from associates and joint ventures		-	534
Proceeds from sales of interest held in associates and joint ventures		4,892	28,342
Proceeds from derivative financial instruments		25	-
Acquisitions of investments in financial assets		(142,740)	(208,567)
Proceeds from disposal of investments in financial assets		134,649	241,962
Interest received from financial assets		4,849	2,452
Proceeds from loans granted to related parties		460	1,354
Increase of loans granted to related parties		-	(215)
Net cash (used in) / generated from investing activities		(14,843)	112,413
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		83,643	9,634
Payment of borrowings and non-convertible notes		(15,323)	(24,762)
(Payments) / obtaining of short term loans, net		(533)	61,517
Interests paid		(24,209)	(38,457)
Repurchase of non-convertible notes		(18,274)	-
Capital contributions from non-controlling interest in subsidiaries		130	68
Loans received from associates and joint ventures, net		65	-
Dividends paid		(70,066)	(191,639)
Warrants exercise		2,303	161
Payment of lease liabilities		(1,013)	(313)
Repurchase of treasury shares		(16,945)	(12,803)
Net cash used in financing activities		(60,222)	(196,594)
Net increase / (decrease) in cash and cash equivalents		4,153	(11,132)
Cash and cash equivalents at the beginning of the period	13	34,277	39,311
Inflation adjustment of cash and cash equivalents		(1,689)	(9,708)
Foreign exchange (loss) / gain on cash and cash equivalents and unrealized fair value result for cash equivalents		(82)	16,447
Cash and cash equivalents at end of the period	13	36,659	34,918

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vice President II

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on March 10, 2025.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose final beneficiary is Eduardo Sergio Elsztain.

As of the date of these Financial Statements, the Group owns 16 shopping malls, 5 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.21% interest in Banco Hipotecario S.A. (BHSA) (see note 7), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 15 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three in Buenos Aires province (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Group also manages a 5 office buildings portfolio and has majority stakes in 3 luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2024 prepared in accordance with IFRS Accounting Standards issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards. Although the Group's consolidated working capital as of December 31, 2024, was negative by ARS 108,912, the Company’s Management made its assessment and concluded positively, as it considers that the normal course of business will generate the necessary liquidity, and it also has several financial tools and the possibility of selling part of its properties, including those classified at the end of the fiscal year as Investment Properties, to meet its short-term obligations.

These financial statements as of December 31, 2024 and for the interim periods of six months ended December 31, 2024 and 2023 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IRSA Inversiones y Representaciones Sociedad Anónima

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of December 31, 2024, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of December 31, 2024 (six months)	As of December 31, 2024 (twelve months)
Price variation	21%	118%

As a consequence, these Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2024 and their comparative information were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2024 and December 31, 2023 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1).

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2024 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2024, are detailed in Note 4 to the Annual Financial Statements.

4.1.
Zetol - Payment of installments for share purchase

On July 12, 2024, the payment of the installments for the purchase of shares in Zetol, corresponding to Towers 3 and 4, was completed for a total amount of USD 8.9 million, including units, parking spaces, and credits in favor of VAM and Zetol for Towers 1 and 2.

4.2.
Purchase of property adjacent to Alto Avellaneda shopping mall

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sales agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

4.3.
Merger by absorption of IRSA and Centro de Entretenimiento La Plata S.A.

On September 11, 2024, IRSA and Centro de Entretenimiento La Plata S.A. (CELAP) Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2024, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that IRSA is included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the CNV and the markets, both national and foreign, where its shares are listed.

The merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies.

On October 14 and 28, 2024, the Shareholders' Meetings of IRSA and CELAP, respectively, were held, approving the merger by absorption, whose effective date was established on July 1, 2024. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

IRSA Inversiones y Representaciones Sociedad Anónima

Likewise, and in accordance with the prior merger agreement, there is no exchange ratio, since IRSA, in its capacity as the controlling company of CELAP with a 100% share, does not receive its own shares given that its holding in CELAP already it is incorporated into its equity.

4.4.
“261 Della Paolera” floor sale

On October 15, 2024, we sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (See Note 8) (USD/ square meters 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 square meters in addition to parking lots and other complementary spaces.

4.5.
Purchase of Shopping Mall “Terrazas de Mayo”

On December 3, 2024, the Company signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. As of December 31, 2024, the shopping mall has 86 stores, 20 stands and a built-up area of 33,700 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the operation was set at USD 27.75 million, of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed and 20% remaining 36 months from the signing of the deed. Implicit interests have been segregated for a total of USD 1.8 million.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2024 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the six-month periods ended December 31, 2024 and 2023:

	12.31.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	170,141	(949)	42,949	-	212,141
Costs	(38,106)	88	(43,189)	-	(81,207)
Gross profit / (loss)	132,035	(861)	(240)	-	130,934
Net (loss) / gain from fair value adjustment of investment properties	(232,859)	(214)	-	-	(233,073)
General and administrative expenses	(28,519)	158	-	62	(28,299)
Selling expenses	(9,747)	59	-	-	(9,688)
Other operating results, net	(9,723)	(8)	135	(62)	(9,658)
(Loss) / profit from operations	(148,813)	(866)	(105)	-	(149,784)
Share of profit of associates and joint ventures	24,061	716	-	-	24,777
Segment (loss) / profit	(124,752)	(150)	(105)	-	(125,007)
Reportable assets	2,164,897	649	-	336,260	2,501,806
Reportable liabilities (i)	-	-	-	(1,265,266)	(1,265,266)
Net reportable assets	2,164,897	649	-	(929,006)	1,236,540

	12.31.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	183,583	(997)	38,350	-	220,936
Costs	(32,290)	122	(39,163)	-	(71,331)
Gross profit / (loss)	151,293	(875)	(813)	-	149,605
Net gain from fair value adjustment of investment properties	302,609	(2,483)	-	-	300,126
General and administrative expenses	(31,801)	118	-	174	(31,509)
Selling expenses	(12,555)	87	-	-	(12,468)
Other operating results, net	(1,651)	(15)	320	(174)	(1,520)
Profit / (loss) from operations	407,895	(3,168)	(493)	-	404,234
Share of profit of associates and joint ventures	41,310	2,083	-	-	43,393
Segment profit / (loss)	449,205	(1,085)	(493)	-	447,627
Reportable assets	3,113,813	7,539	-	474,348	3,595,700
Reportable liabilities (i)	-	-	-	(1,771,446)	(1,771,446)
Net reportable assets	3,113,813	7,539	-	(1,297,098)	1,824,254

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 34 as of December 31, 2024.

(i) The CODM focuses its review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the six-month periods ended December 31, 2024 and 2023:

	12.31.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	120,943	8,690	6,894	30,545	3,069	170,141
Costs	(8,461)	(634)	(8,187)	(19,057)	(1,767)	(38,106)
Gross profit / (loss)	112,482	8,056	(1,293)	11,488	1,302	132,035
Net gain / (loss) from fair value adjustment of investment properties	119,242	(104,714)	(247,216)	-	(171)	(232,859)
General and administrative expenses	(13,745)	(1,133)	(5,373)	(5,463)	(2,805)	(28,519)
Selling expenses	(5,435)	(224)	(1,031)	(2,357)	(700)	(9,747)
Other operating results, net	(280)	56	(11,586)	(296)	2,383	(9,723)
Profit / (loss) from operations	212,264	(97,959)	(266,499)	3,372	9	(148,813)
Share of profit of associates and joint ventures	-	-	-	-	24,061	24,061
Segment profit / (loss)	212,264	(97,959)	(266,499)	3,372	24,070	(124,752)

Investment properties and trading properties	994,539	245,837	653,566	-	2,337	1,896,279
Investment in associates and joint ventures	-	-	-	-	171,650	171,650
Other operating assets	3,827	394	48,177	38,542	6,028	96,968
Reportable assets	998,366	246,231	701,743	38,542	180,015	2,164,897

	12.31.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	122,405	7,648	9,858	41,094	2,578	183,583
Costs	(6,335)	(618)	(5,355)	(18,231)	(1,751)	(32,290)
Gross profit	116,070	7,030	4,503	22,863	827	151,293
Net gain / (loss) from fair value adjustment of investment properties	331,033	1,015	(30,245)	-	806	302,609
General and administrative expenses	(14,100)	(1,161)	(5,601)	(5,954)	(4,985)	(31,801)
Selling expenses	(5,370)	(250)	(3,713)	(2,800)	(422)	(12,555)
Other operating results, net	(1,196)	(126)	(2,165)	(307)	2,143	(1,651)
Profit / (loss) from operations	426,437	6,508	(37,221)	13,802	(1,631)	407,895
Share of profit of associates and joint ventures	-	-	-	-	41,310	41,310
Segment profit / (loss)	426,437	6,508	(37,221)	13,802	39,679	449,205

Investment properties and trading properties	1,163,618	483,597	1,177,892	-	5,034	2,830,141
Investment in associates and joint ventures	-	-	-	-	169,747	169,747
Other operating assets	3,007	479	65,296	38,645	6,498	113,925
Reportable assets	1,166,625	484,076	1,243,188	38,645	181,279	3,113,813

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	12.31.2024	06.30.2024
Beginning of the period / year	156,694	166,840
Sale of interest in associates and joint ventures (i)	(2,831)	(31,731)
Capital contributions	31	-
Share of profit	24,777	41,230
Currency translation adjustment	(168)	(100)
Dividends (Note 25)	(2,390)	(19,545)
Increase of participation in associates (iii)	1,985	-
End of the period / year (ii)	178,098	156,694

(i)
As of June 30, 2024, mainly corresponds to the sale of interest in Quality Invest S.A. and GCDI S.A.
(ii)
As of December 31, 2024 and June 30, 2024 includes ARS (34) and ARS (18) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii)
Corresponds to the participation in Challenger Gold Ltd.

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	12.31.2024	06.30.2024	12.31.2024	06.30.2024	12.31.2024	12.31.2023
Associates and joint ventures
New Lipstick	49.96%	49.96%	1,234	1,308	(75)	712
BHSA	29.21%	29.89%	137,603	125,724	14,710	27,930
BACS (1)	55.91%	56.35%	9,417	9,204	213	1,035
Nuevo Puerto Santa Fe	50.00%	50.00%	5,816	5,391	762	1,797
La Rural SA	50.00%	50.00%	16,835	12,862	6,027	13,251
GCDI	27.39%	27.39%	4,575	1,558	3,017	(2,537)
Other joint ventures	N/A	N/A	2,618	647	(45)	531
Total associates and joint ventures			178,098	156,694	24,609	42,719

Below is additional information about the Group’s main investments in associates and joint ventures:

					Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss) / profit for the period		Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(1)	(*)	(49)
BHSA	Argentina	Financial	442,469,223	(**)	1,500	(**)	50,211	(**)	460,550
BACS (1)	Argentina	Financial	33,125,751	(**)	88	(**)	564	(**)	24,964
Nuevo Puerto Santa Fe	Argentina	Real estate	138,750		28		1,524		11,130
La Rural SA	Argentina	Organization of events	714,998		1		12,196		33,393
GCDI	Argentina	Real estate	250,729,447		915		11,318		16,702

(1)
Includes participation through BHSA, which owns a 62.28% stake in BACS.

(*)
Amounts in millions of US Dollars.
(**)
Information as of December 31, 2024 according to IFRS, pending issuance as of the date of these Financial Statements.

Puerto Retiro (joint venture)

Regarding the information provided in Note 8 to the Annual Financial Statements as of June 30, 2024, the following should be noted:

Recently, on November 26, 2024, the Supreme Court of Justice of the Nation (CSJN) issued rulings on the various appeals filed by the parties. Regarding the civil action, the Court granted the extraordinary appeals filed by Tandanor and the Ministry of Defense and unanimously ruled to: (i) annul the appealed cassation ruling concerning the statute of limitations of the civil action (ordering a new ruling based on the theory of arbitrariness of judgment); (ii) confirm the forfeiture of Plant I but order its restitution to Tandanor instead of the National State.

Although the CSJN clarified that its decision does not imply addressing the merits of the claim set forth in the civil action, it ordered that the corresponding court issue a new ruling considering the defenses that Tandanor and the Ministry of Defense raised when responding to the statute of limitations objection, specifically regarding the starting date of the limitation period. Legal costs were also imposed.

It is important to highlight that the civil action is directed solely against Puerto Retiro and not against IRSA (regardless of the individual defendants), meaning it cannot affect IRSA from a legal point of view. Moreover, the facts underlying the civil action in the criminal proceedings occurred before IRSA acquired shares in the Puerto Retiro company.

Notwithstanding the above, it is worth noting that the decision regarding the forfeiture of Plant I in favor of Tandanor has been finalized.

Currently, Chamber IV of the Federal Court of Cassation is in the process of appointing its members to issue a new ruling in accordance with the CSJN’s instructions.

IRSA Inversiones y Representaciones Sociedad Anónima

La Rural (joint venture)

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Arcos del Gourmet S.A.

There have been no changes to what was informed in Note 7 to the Annual Financial Statements

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	12.31.2024		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,259,390	803,207	1,769,150	796,144
Additions	14,197	35,680	5,401	10,774
Capitalized leasing costs	55	41	19	259
Amortization of capitalized leasing costs (i)	(59)	(111)	(164)	(213)
Transfers	(1,922)	(1,336)	(33,209)	(8)
Disposals	(7,701)	(15)	(60,866)	-
Currency translation adjustment	(49)	-	(13)	-
Net (loss) / gain from fair value adjustment (ii)	(361,634)	128,561	(420,928)	(3,749)
Fair value at the end of the period / year	902,277	966,027	1,259,390	803,207

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the six-month period ended December 31, 2024, the net loss from fair value adjustment of investment properties was ARS 233,073. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

Level 2:
a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms decreased by 28.35% during the six-month period ended December 31, 2024, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales and acquisitions of the period.
Level 3:
a)
gain of ARS 51,665 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 101,238 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 189 basis points in the discount rate used for cash flows and a decrease of 155 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component and cost of debt components of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 122,247.

Additionally, due to the impact of the inflation adjustment, ARS 144,967 were reclassified for shopping malls from “Net (loss) / gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The following is the balance by type of investment property of the Group for the six-month period ended December 31, 2024 and for the year ended June 30, 2024:

	12.31.2024	06.30.2024
Shopping Malls (i)	982,785	830,951
Offices and other rental properties	279,863	406,735
Undeveloped parcels of land	603,220	822,424
Properties under development	565	564
Others	1,871	1,923
Total	1,868,304	2,062,597

(i) Includes parking spaces.

IRSA Inversiones y Representaciones Sociedad Anónima

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	12.31.2024	12.31.2023
Revenues (Note 20)	176,048	171,596
Direct operating costs	(54,390)	(48,243)
Development costs	(6,282)	(891)
Net realized gain from fair value adjustment of investment properties (i)	2,738	37,738
Net unrealized (loss) / gain from fair value adjustment of investment properties (ii)	(235,811)	262,388

(i)
As of December 31, 2024 corresponds (ARS 4,644) to the realized result from fair value adjustment for the period ((ARS 4,639) for the sale of floors in the “261 Della Paolera” building and (ARS 5) for the sale of parking spaces in Libertador 498) and ARS 7,382 for realized result from fair value adjustment made in previous years (ARS 7,316 for the sale of floors in the “261 Della Paolera” building and ARS 66 for the sale of parking spaces in Libertador 498). As of December 31, 2023 corresponds (ARS 22,103) to the realized result from fair value adjustment for the period ((ARS 22,131) for the Ezpeleta land plot barter agreement, ARS 7,021 for the sale of floors in the “261 Della Paolera” building, (ARS 6,982) for the sale of Maple Building and (ARS 11) for the sale of parking spaces in Libertador 498) and ARS 59,841 for realized result from fair value adjustment made in previous years (ARS 24,093 for the Ezpeleta land plot barter agreement, ARS 26,841 for the sale of floors in the “261 Della Paolera” building, ARS 8,661 for the sale of Maple Building and ARS 246 for the sale of parking spaces in Libertador 498).
(ii)
Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2024, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Ramblas del Plata (former Costa Urbana) - Costanera Sur, Buenos Aires City

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces, pedestrian streets, roadways and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS, by its acronym in Spanish) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space. On November 15, 2023 the 3 plots were deeded in favor of the Government of the Autonomous City of Buenos Aires as well as the Public Park lot, and the 61 IRSA´s lots were created, receiving the parcel ballots corresponding to those 61 private plots on May 22, 2024.

IRSA Inversiones y Representaciones Sociedad Anónima

As of December 31, 2024, the Project Management has been contracted, and the bidding process is underway, with offers received, for the Earthworks, Sheet Piling, Infrastructure and Roadway Works of Stage I (which includes the first phase of the public park comprising the central bay sector). As of the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, the Certificate of Environmental Aptitude of Stage I has already been obtained after the Environmental Public Hearing enabling the development of the Stage I works.

“Ramblas del Plata” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	12.31.2024	06.30.2024
Costs	105,010	42,649	9,957	157,616	153,594
Accumulated depreciation	(64,922)	(40,569)	(7,841)	(113,332)	(107,923)
Net book amount at the beginning of the period / year	40,088	2,080	2,116	44,284	45,671
Additions	2,260	216	140	2,616	4,030
Disposals	-	-	-	-	(15)
Currency translation adjustment	-	-	(4)	(4)	(5)
Transfers	-	1,140	-	1,140	12
Depreciation charges (ii)	(1,959)	(605)	(211)	(2,775)	(5,409)
Balances at the end of the period / year	40,389	2,831	2,041	45,261	44,284
Costs	107,270	44,005	10,093	161,368	157,616
Accumulated depreciation	(66,881)	(41,174)	(8,052)	(116,107)	(113,332)
Net book amount at the end of the period / year	40,389	2,831	2,041	45,261	44,284

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of December 31, 2024, depreciation charges of property, plant and equipment were recognized as follows: ARS 2,059 in "Costs", ARS 712 in "General and administrative expenses" and ARS 4 in "Selling expenses", respectively in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	Completed properties	Properties under development	Undeveloped sites	12.31.2024	06.30.2024
Beginning of the period / year	2,586	10,840	10,733	24,159	27,808
Additions	-	374	418	792	1,102
Currency translation adjustment	-	(1,572)	-	(1,572)	(1,285)
Disposals	(447)	(465)	(2)	(914)	(3,466)
End of the period / year	2,139	9,177	11,149	22,465	24,159
Non-current				22,110	23,661
Current				355	498
Total				22,465	24,159

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	12.31.2024	06.30.2024
Costs	2,161	14,084	80,203	96,448	53,083
Accumulated amortization	-	(13,148)	(5,059)	(18,207)	(17,327)
Net book amount at the beginning of the period / year	2,161	936	75,144	78,241	35,756
Additions	-	1,483	691	2,174	10,446
Disposals	-	-	(5,594)	(5,594)	(287)
Impairment (ii)	-	-	(11,849)	(11,849)	-
Transfers	-	2,118	-	2,118	33,205
Currency translation adjustment	-	-	-	-	1
Amortization charges (i)	-	(788)	(23)	(811)	(880)
Balances at the end of the period / year	2,161	3,749	58,369	64,279	78,241
Costs	2,161	17,685	63,451	83,297	96,448
Accumulated amortization	-	(13,936)	(5,082)	(19,018)	(18,207)
Net book amount at the end of the period / year	2,161	3,749	58,369	64,279	78,241

(i)
As of December 31, 2024, amortization charges were recognized in the amount of ARS 757 in "Costs", ARS 48 in "General and administrative expenses" and ARS 6 in "Selling expenses", in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
The Company annually obtains, as part of its June closing process, a valuation report prepared by a third party, which determines the market value of its properties in USD. This report also includes the values assigned to the future units to be received from barters. The Company verified at the end of the current period that the USD values of these future units to be received have not undergone significant changes compared to the last annual valuation.
As of the end of the current period, the value of these assets recorded at their inflation-adjusted cost is ARS 46,322, while the reference value in USD of these assets, converted into Argentine Pesos at the period-end exchange rate—considering this as the fair value less selling costs—amounts to ARS 34,473, resulting in an impairment of ARS 11,849. This situation is due to an unusual effect arising from the fact that, during the current period, the exchange rate variation was lower than the accumulated inflation for the same period.
The impairment charge has been recorded under "Other operating results, net" in the statement of income and other comprehensive income (Note 23).

12.
Right-of-use assets and lease liabilities

The Group’s right-of-use assets as of December 31, 2024 and June 30, 2024 are the following:

	12.31.2024	06.30.2024
Offices, shopping malls and other rental properties	2,224	2,503
Convention center	4,099	10,430
Total Right-of-use assets	6,323	12,933
Non-current	6,323	12,933
Total	6,323	12,933

The depreciation charge of the right-of use-assets is detailed below:

	12.31.2024	12.31.2023
Offices, shopping malls and other rental properties	278	256
Convention center	403	341
Total depreciation of right-of-use assets (i)	681	597

(i)
As of December 31, 2024, amortization charges were recognized as follows: ARS 423 in "Costs", ARS 43 in "General and administrative expenses" and ARS 215 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

The Group’s lease liabilities as of December 31, 2024 and June 30, 2024 are the following:

	12.31.2024	06.30.2024
Offices, shopping malls and other rental properties	2,038	2,396
Convention center	2,153	10,867
Total lease liabilities	4,191	13,263
Non-current	3,254	10,972
Current	937	2,291
Total	4,191	13,263

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2024 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
December 31, 2024
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	98,510	-	-	98,510	21,959	120,469
Investments in financial assets:
- Public companies’ securities	-	21,433	-	21,433	-	21,433
- Mutual funds	-	93,399	-	93,399	-	93,399
- Bonds	-	34,572	-	34,572	-	34,572
- Others	4,030	2,793	-	6,823	-	6,823
Derivative financial instruments:
- Warrants	-	-	1	1	-	1
Cash and cash equivalents:
- Cash at bank and on hand	14,330	-	-	14,330	-	14,330
- Short-term investments	15,760	6,569	-	22,329	-	22,329
Total assets	132,630	158,766	1	291,397	21,959	313,356

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
December 31, 2024
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	46,378	-	-	46,378	88,377	134,755
Borrowings (Note 17)	451,287	-	-	451,287	-	451,287
Derivative financial instruments:
- Bond futures	-	6	-	6	-	6
Total liabilities	497,665	6	-	497,671	88,377	586,048

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2024 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
June 30, 2024
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	108,969	-	-	108,969	28,483	137,452
Investments in financial assets:
- Public companies’ securities	-	21,272	-	21,272	-	21,272
- Mutual funds	-	74,122	-	74,122	-	74,122
- Bonds	-	50,739	-	50,739	-	50,739
- Others	6,683	5,662	30	12,375	-	12,375
Derivative financial instruments
- Options on companies	68	-	-	68	-	68
Cash and cash equivalents:
- Cash at bank and on hand	24,836	-	-	24,836	-	24,836
- Short term investments	-	9,441	-	9,441	-	9,441
Total assets	140,556	161,236	30	301,822	28,483	330,305

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
June 30, 2024
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	44,454	-	-	44,454	90,008	134,462
Borrowings (Note 17)	444,259	-	-	444,259	-	444,259
Derivative financial instruments:
- Bond futures	-	5	-	5	-	5
Total liabilities	488,713	5	-	488,718	90,008	578,726

As of December 31, 2024, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option - Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2024 and June 30, 2024 are as follows:

	12.31.2024	06.30.2024
Sale, leases and services receivables	52,995	52,385
Less: Allowance for doubtful accounts	(3,551)	(3,727)
Total trade receivables	49,444	48,658
Borrowings, deposits and others	43,588	48,691
Advances to suppliers	10,645	11,292
Tax receivables	6,025	5,969
Prepaid expenses	3,099	3,013
Long-term incentive plan	1	1
Dividends receivable	-	5,731
Others	4,116	10,370
Total other receivables	67,474	85,067
Total trade and other receivables	116,918	133,725
Non-current	33,375	41,424
Current	83,543	92,301
Total	116,918	133,725

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 27.

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.2024	06.30.2024
Beginning of the period / year	3,727	5,373
Additions (i)	514	1,019
Recovery (i)	(157)	(257)
Exchange rate differences	284	3,629
Receivables written off during the period/year as uncollectible	(146)	(13)
Inflation adjustment	(671)	(6,024)
End of the period / year	3,551	3,727

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2024 and 2023:

	Note	12.31.2024	12.31.2023
(Loss) / profit for the period		(40,971)	306,204
Adjustments for:
Income tax	19	(34,450)	112,666
Amortization and depreciation	21	4,437	3,922
Loss from disposal of property, plant and equipment	23	-	3
Net loss / (gain) from fair value adjustment of investment properties	8	233,073	(300,126)
Gain from lease modification		(1,680)	-
Impairment of intangible assets	23	11,849	-
(Gain) / loss from disposal of associates and joint ventures	23	(2,061)	1,883
Loss / (gain) on sale of trading properties and others		952	(4,839)
Financial results, net		(58,056)	27,388
Provisions and allowances		8,983	12,583
Share of profit of associates and joint ventures	8	(24,777)	(43,393)
Changes in operating assets and liabilities:
Decrease in inventories		128	211
Decrease in trading properties and under development		4,290	32
Decrease / (increase) in trade and other receivables		1,735	(7,402)
Decrease in trade and other payables		(17,089)	(24,648)
Decrease in salaries and social security liabilities		(565)	(5,368)
Decrease in provisions		(288)	(455)
Net cash generated by operating activities before income tax paid		85,510	78,661

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2024 and 2023:

	12.31.2024	12.31.2023
Increase of investment properties through a decrease of investments in financial assets	18,160	-
Increase of property, plant and equipment through an increase of trade and other payables	9	-
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	2,390	-
Other comprehensive loss for the period	1,404	9,660
Decrease in investment properties through an increase in property, plant and equipment	1,140	13
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	1,985	-
Decrease in investments in financial assets through a decrease in trade and other payables	2,770	-
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	4,277	5,043
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	26,098	-
Increase in right-of-use assets through an increase in lease liabilities	-	991
Decrease in Shareholders’ Equity through an increase in trade and other payables	2,110	5,956
Decrease in trading properties through a decrease in borrowings	-	2,750
Barter transactions of investment properties	14	854
Decrease in investment properties through an increase in trade and other receivables	1,157	3,412
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	-	1,629
Increase in intangible assets through a decrease in investment properties	2,118	33,205
Increase in intangible assets through an increase in trade and other payables	691	9,562
Increase of investments in financial assets through an increase in borrowings	462	601
Decrease in borrowings through an increase in trade and other payables	2,654	-
Increase in investment properties through an increase in trade and other payables	12,397	-
Decrease in right-of-use assets through a decrease in lease liabilities	5,928	-
Decrease of investment in financial assets through an increase in trade and other receivables	2,365	-
Decrease in lease liabilities through an increase in trade and other payables	400	-
Increase of investment in financial assets through a decrease in derivative financial instruments	34	-

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Trade and other payables

Group’s trade and other payables as of December 31, 2024 and June 30, 2024 were as follows:

	12.31.2024	06.30.2024
Customers´ advances (*)	40,996	47,035
Trade payables	17,185	11,459
Accrued invoices	11,206	9,429
Admission fees (*)	34,635	35,624
Other income to be accrued	532	573
Tenant deposits	538	585
Total trade payables	105,092	104,705
Taxes payable	12,214	6,776
Other payables	17,449	22,981
Total other payables	29,663	29,757
Total trade and other payables	134,755	134,462
Non-current	48,107	46,414
Current	86,648	88,048
Total	134,755	134,462

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 27.

17.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2024 and June 30, 2024 was as follows:

	Book value		Fair value
	12.31.2024	06.30.2024	12.31.2024	06.30.2024
Non-convertible notes	412,338	397,689	416,830	375,231
Bank loans and others	11,470	7,956	11,470	7,956
Bank overdrafts	22,835	31,126	22,835	31,126
Other borrowings	2,447	5,228	2,447	5,228
Loans with non-controlling interests	2,197	2,260	2,197	2,260
Total borrowings	451,287	444,259	455,779	421,801
Non-current	224,270	224,518
Current	227,017	219,741
Total	451,287	444,259

Local Notes Issuance – Series XXII & XXIII Notes

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

●
Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance was sold in its entirety to third parties.

●
Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance was sold in its entirety to third parties.

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	12.31.2024	06.30.2024
Beginning of the period / year	29,906	18	29,924	30,437
Additions (i)	1,897	-	1,897	8,198
Share of loss of associates	-	47	47	13
Recovery (i)	(264)	(31)	(295)	(91)
Used during the period / year	(288)	-	(288)	(745)
Inflation adjustment	(1,870)	-	(1,870)	(7,888)
End of the period / year	29,381	34	29,415	29,924
Non-current			25,327	25,461
Current			4,088	4,463
Total			29,415	29,924

(i) Additions and recovery of legal claims are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

On January 17, 2024, the Court dismissed the request for asset injunction and seizure on IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

IRSA Inversiones y Representaciones Sociedad Anónima

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. In a preliminary hearing the parties discussed document requests and agreed to attempt to reach a consensus on the facts of the case. In that hearing, the parties were given until October 2024 to present witnesses. A list of witnesses has been provided and the parties are in discussions to agree on certain facts of the case, which will be documented and submitted to the Court as part of the evidentiary stage.

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

19.
Taxes

The details of the Group’s income tax, is as follows:

	12.31.2024	12.31.2023
Current income tax	(59,088)	(13,255)
Deferred income tax	93,538	(99,411)
Income tax	34,450	(112,666)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2024 and 2023:

	12.31.2024	12.31.2023
Loss / (profit) for the period at tax rate applicable in the respective countries	26,105	(128,535)
Permanent differences:
Share of profit of associates and joint ventures	9,881	11,054
Provision of tax loss carry forwards	854	(971)
Accounting Inflation adjustment permanent difference	6,703	5,050
Difference between provision and tax return	(4,262)	6,801
Non-taxable profit, non-deductible expenses and others	8,393	10,435
Tax inflation adjustment permanent difference	(13,224)	(16,500)
Income tax	34,450	(112,666)

The gross movement in the deferred income tax account is as follows:

	12.31.2024	06.30.2024
Beginning of period / year	(671,640)	(741,822)
Deferred income tax charge	93,538	70,182
End of period / year	(578,102)	(671,640)
Deferred income tax assets	5,840	7,383
Deferred income tax liabilities	(583,942)	(679,023)
Deferred income tax liabilities, net	(578,102)	(671,640)

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Revenues

	12.31.2024	12.31.2023
Base rent	78,329	62,254
Contingent rent	30,447	51,763
Admission rights	11,159	10,067
Parking fees	6,717	5,709
Commissions	3,907	1,634
Property management fees	1,084	1,031
Others	1,454	1,133
Averaging of scheduled rent escalation	2	(345)
Rentals and services income	133,099	133,246
Revenue from hotels operation and tourism services	30,537	41,074
Sale of trading properties and others	5,556	8,266
Total revenues from sales, rentals and services	169,192	182,586
Expenses and collective promotion fund	42,949	38,350
Total revenues from expenses and collective promotion funds	42,949	38,350
Total Group’s revenues	212,141	220,936

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	12.31.2024	12.31.2023
Cost of sale of goods and services	9,394	-	-	9,394	6,974
Salaries, social security costs and other personnel expenses	26,294	12,309	1,296	39,899	37,743
Depreciation and amortization	3,409	803	225	4,437	3,922
Fees and payments for services	2,205	3,298	796	6,299	8,150
Maintenance, security, cleaning, repairs and others	22,651	2,288	34	24,973	21,758
Advertising and other selling expenses	9,566	25	1,685	11,276	11,859
Taxes, rates and contributions	4,894	1,181	5,204	11,279	11,996
Director´s fees (Note 25)	-	6,993	-	6,993	8,805
Leases and service charges	1,234	289	14	1,537	926
Allowance for doubtful accounts, net	-	-	357	357	112
Other expenses	1,560	1,113	77	2,750	3,063
Total as of December 31, 2024	81,207	28,299	9,688	119,194	-
Total as of December 31, 2023	71,331	31,509	12,468	-	115,308

22.
Costs

	12.31.2024	12.31.2023
Inventories at the beginning of the period	25,467	29,298
Purchases and expenses	81,871	71,583
Currency translation adjustment	(1,572)	5,179
Disposals	(914)	(3,430)
Inventories at the end of the period	(23,645)	(31,299)
Total costs	81,207	71,331

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories as of December 31, 2024 and June 30, 2024:

	12.31.2024	06.30.2024
Real estate	22,465	24,159
Others	1,180	1,308
Total inventories at the end of the period (*)	23,645	25,467

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	12.31.2024	12.31.2023
Donations	(445)	(409)
Share of gain / (loss) from disposal of associates and joint ventures	2,061	(1,883)
Lawsuits and other contingencies	(1,633)	(3,666)
Administration fees	504	207
Interest and allowances generated by operating credits	611	1,450
Loss from disposal of property, plant and equipment	-	(3)
Impairment of intangible assets	(11,849)	-
Others	1,093	2,784
Total other operating results, net	(9,658)	(1,520)

24.
Financial results, net

	12.31.2024	12.31.2023
Finance income:
- Interest income	1,615	10,383
Total finance income	1,615	10,383
Finance costs:
- Interest expenses	(21,575)	(27,423)
- Other finance costs	(3,649)	(5,478)
Total finance costs	(25,224)	(32,901)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	44,789	124,127
- Exchange rate differences, net	21,405	(205,898)
- Loss from repurchase of non-convertible notes	(69)	(220)
- Gain / (loss) from derivative financial instruments, net	71	(1,949)
- Other financial results	-	10,176
Total other financial results	66,196	(73,764)
- Inflation adjustment	6,999	67,525
Total financial results, net	49,586	(28,757)

25.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2024 and June 30, 2024:

Item	12.31.2024	06.30.2024
Trade and other receivables	28,610	39,161
Investments in financial assets	4,764	5,096
Borrowings	(1,290)	(944)
Trade and other payables	(16,103)	(20,819)
Total	15,981	22,494

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	12.31.2024	06.30.2024	Description of transaction	Item
New Lipstick	250	267	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	2,245	2,402	Other investments	Investments in financial assets
	298	302	Loans granted	Trade and other receivable
Banco Hipotecario S.A.	44	46	Leases and/or rights of use receivable	Trade and other receivable
	-	5,731	Dividends receivable	Trade and other receivable
La Rural S.A.	2,077	1,666	Canon	Trade and other receivable
	(1)	(2)	Others	Trade and other payables
	4	19	Others	Trade and other receivable
	(1)	-	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures (1)	(999)	(633)	Loans obtained	Borrowings
	4	35	Management Fee	Trade and other receivable
	(29)	(25)	Others	Trade and other payables
	11	13	Others	Trade and other receivable
	1	1	Share based payments	Trade and other receivable
	13	12	Loans granted	Trade and other receivable
Total associates and joint ventures	3,917	9,834
Cresud	-	675	Reimbursement of expenses receivable	Trade and other receivable
	(874)	(2,569)	Corporate services payable	Trade and other payables
	482	514	Non-convertible notes	Investments in financial assets
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	(395)	(1,384)
Futuros y Opciones S.A.	6	6	Others	Trade and other receivable
Helmir S.A.	(291)	(311)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(285)	(305)
Directors	(4,556)	(6,764)	Fees for services received	Trade and other payables
	14	10	Reimbursement of expenses receivable	Trade and other receivable
Galerias Pacifico	-	3,936	Loans granted	Trade and other receivable
	1	4	Others	Trade and other receivable
Sutton	5,190	4,923	Loans granted	Trade and other receivable
	(91)	(93)	Others	Trade and other payables
Rundel Global LTD	2,037	2,180	Other investments	Investments in financial assets
Yad Levim LTD	20,597	21,407	Loans granted	Trade and other receivable
Sociedad Rural Argentina S.A.	(10,414)	(11,161)	Others	Trade and other payables
Others	(89)	(57)	Leases and/or rights of use receivable	Trade and other payables
	60	38	Others	Trade and other receivable
	(45)	(144)	Others	Trade and other payables
	40	70	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	12,744	14,349
Total at the end of the period / year	15,981	22,494

(1)
Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. (in liquidation) and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month periods ended December 31, 2024 and 2023:

Related party	12.31.2024	12.31.2023	Description of transaction
BHN Vida S.A	-	(252)	Leases and/or rights of use
BHN Seguros Generales S.A.	-	(86)	Leases and/or rights of use
Comparaencasa Ltd.	(143)	2,236	Financial operations
Other associates and joint ventures (1)	37	(179)	Financial operations
	(5)	44	Leases and/or rights of use
	267	170	Corporate services
Total associates and joint ventures	156	1,933
Cresud	327	47	Leases and/or rights of use
	(5,419)	(6,245)	Corporate services
	(14)	231	Financial operations
Total parent company	(5,106)	(5,967)
Helmir S.A.	(1)	(364)	Financial operations
Total subsidiaries of parent company	(1)	(364)
Directors	(6,993)	(8,805)	Fees and remunerations
Senior Management	(488)	(464)	Fees and remunerations
Rundel Globa LTD	-	3,665	Financial operations
Yad Leviim LTD	611	527	Financial operations
Sociedad Rural Argentina S.A.	1,097	(379)	Financial operations
Others	50	35	Corporate services
	(110)	(72)	Leases and/or rights of use
	(478)	3,221	Financial operations
	(376)	(246)	Donations
	(552)	(664)	Fees and remuneration
	(305)	(359)	Legal services
Total others	(7,544)	(3,541)
Total at the end of the period	(12,495)	(7,939)

(1)
Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A. (in liquidation), BHN Sociedad de Inversión S.A., La Rural S.A. and Nuevo Puerto Santa Fe S.A.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2024 and 2023:

Related party	12.31.2024	12.31.2023	Description of the operation
Banco Hipotecario S.A.	(2,831)	-	Sale of shares
GCDI	-	(48)	Sale of shares
Quality Invest S.A.	-	(31,445)	Sale of shares
Total sale of shares	(2,831)	(31,493)
Puerto Retiro S.A.	(31)	-	Irrevocable contributions
Total irrevocable contributions	(31)	-
Cresud	(49,610)	(107,019)	Dividend distributed
Helmir S.A.	(2,803)	(5,728)	Dividend distributed
Total dividends distributed	(52,413)	(112,747)
La Rural S.A.	2,054	-	Dividends received
Nuevo Puerto Santa Fe S.A.	336	534	Dividends received
Total dividends received	2,390	534

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount	Peso exchange rate (2)	12.31.2024	06.30.2024
Assets
Trade and other receivables
US Dollar	30.88	1,029.00	31,780	29,004
Euros	0.01	1,068.62	11	12
Uruguayan pesos	0.17	23.63	4	-
Receivables with related parties:
US Dollar	20.55	1,032.00	21,205	22,038
Total trade and other receivables			53,000	51,054
Investments in financial assets
US Dollar	95.79	1,029.00	98,563	102,350
Pounds	0.73	1,290.37	943	978
New Israel Shekel	5.31	283.27	1,503	1,130
Investments with related parties:
US Dollar	2.64	1,032.00	2,727	2,917
Total investments in financial assets			103,736	107,375
Derivative financial instruments
US Dollar	-	1,029.00	1	-
Total Derivative financial instruments			1	-
Cash and cash equivalents
US Dollar	25.62	1,029.00	26,359	21,902
Uruguayan pesos	0.04	23.63	1	15
Pounds	-	1,290.37	3	2
Euros	0.01	1,068.62	10	5
New Israel Shekel	-	283.27	1	1
Brazilian Reais	0.01	170.75	1	-
Total cash and cash equivalents			26,375	21,925
Total Assets			183,112	180,354

Liabilities
Trade and other payables
US Dollar	26.86	1,032.00	27,723	19,977
Uruguayan pesos	0.63	23.63	15	36
Payables to related parties:
US Dollar	10.06	1,032.00	10,377	11,058
Total Trade and other payables			38,115	31,071
Borrowings
US Dollar	361.23	1,032.00	372,791	351,644
Borrowings with related parties
US Dollar	1.23	1,032.00	1,270	919
Total Borrowings			374,061	352,563
Derivative financial instruments
US Dollar	0.01	1,032.00	6	5
Total derivative financial instruments			6	5
Lease liabilities
US Dollar	3.97	1,032.00	4,095	13,142
Total lease liabilities			4,095	13,142
Provisions
New Israel Shekel	86.18	283.27	24,411	24,607
Total Provisions			24,411	24,607
Total Liabilities			440,688	421,388

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Exchange rates as of December 31, 2024 according to Banco de la Nación Argentina and Central Bank of the Argentine Republic.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Shares Buyback Program – New program

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, we completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. These were paid fully as of the date of these consolidated financial statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

Change in Warrants terms and conditions

On November 8, 2024, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment and the allocation of treasury shares to its shareholders carried out by the Company on November 5, 2024. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.3070 (nominal value ARS 10). Post-dividend ratio: 1.4818 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.3307 (nominal value ARS 10). Post-dividend price: USD 0.2917 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the six-month period ended December 31, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 2.2 million was received, for converted warrants of 5,105,682 and a total of 6,838,745 common shares of the Company with a nominal value of ARS 10 were issued.

IRSA Inversiones y Representaciones Sociedad Anónima

29.
Subsequent events

Sale of lots – "Ramblas del Plata"

On January 27, 2025, IRSA signed two sales agreements with a local developer for the first stage of the "Ramblas del Plata" project, located in Puerto Madero Sur.

The first stage consists of 14 lots covering 126,000 square meters, representing 18% of the project's total sellable area. The transaction involves two lots with a combined total area of 10,525 square meters and an estimated total sellable area of 40,000 square meters.

The total price of both transactions was approximately USD 23.4 million, with 30% paid upon signing the agreement. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possession.

Commercialization progress – "Ramblas del Plata"

On February 28, 2025, we informed that we have signed barter agreements with various developers for five lots of the first stage of the “Ramblas del Plata” project, located in South Puerto Madero.

The first stage comprises 14 lots with 126,000 square meters, representing 18% of the total saleable area of the project. The swapped lots cover an area of 9,942 square meters, with an estimated total saleable area of 31,102 square meters.

The total transaction value amounts to approximately USD 24.1 million, which will be paid to IRSA through an upfront cash payment and saleable square meters to be received in the future.

The Company will continue infrastructure works on the “Ramblas del Plata” plot while advancing with the signing of agreements for the commercialization of the first stage of the project.

Warrants exercise

On March 6, 2025, we informed that between February 17, 2025, and February 25, 2025, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 9,401,756 common shares of the Company were issued, with a face value of ARS 10. As a result of the exercise, the Company collected USD 2,8 million.